                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             MACROVISION CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    555904101
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                               William A. Krepick
                      President and Chief Executive Officer
                             Macrovision Corporation
                            2830 De La Cruz Boulevard
                          Santa Clara, California 95050
                                 (408) 743-8600
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

               TRANSACTION VALUATION*            AMOUNT OF FILING FEE*

                   Not applicable                   Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable             Filing party: Not applicable.
Form or Registration No.: Not applicable           Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]   third party tender offer subject to Rule 14d-1.

       [X]   issuer tender offer subject to Rule 13e-4.

       [ ]   going-private transaction subject to Rule 13e-3.

       [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         Attached is Macrovision Corporation's Preliminary Proxy Statement for its Annual Meeting of Stockholders to be held on May 27, 2003. The Preliminary Proxy contain whereby Macrovision stockholders will be asked to approve a program to permit the exchange of options issued under the 2000 Equity Incentive Plan and the 1996 Equity Incentive Plan having an exercise price greater than $28.00 for a lesser number of new options to be granted at least six months and one day from the cancellation of the surrendered options (the "Option Exchange Program").

         This Preliminary Proxy does not constitute an offer to holders of options to purchase Macrovision Common Stock to exchange their options. In the event Macrovision's stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of Macrovision's compensation committee, which may also choose not to implement the Exchange.

         AT THE TIME THE OPTION EXCHANGE PROGRAM IS COMMENCED, MACROVISION WILL PROVIDE OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE OPTION EXCHANGE PROGRAM. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM. MACROVISION WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE OPTION EXCHANGE PROGRAM. MACROVISION STOCKHOLDERS AND OPTION HOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY MACROVISION WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
------         -----------

99.1           Proxy Statement for 2003 Annual Stockholders Meeting